UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)(1)

AMERISTAR CASINOS, INC.

(Name of issuer)

Common Stock, per value $0.01 per share

(Title of class of securities)

03070Q 10 1

(CUSIP number)

PETER C. WALSH 3773 HOWARD HUGHES PARKWAY, SUITE 490S LAS VEGAS, NEVADA 89169 (702) 567-7000

(Name, address and telephone number of person authorized to receive notices and communications)

March 25, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 03070Q101	Page 2 of 7 Pages

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Craig H. Neilsen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (1)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 31,528,400
	(8)	Shared voting power 0
	(9)	Sole dispositive power 31,528,400
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 31,528,400
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 54.1%
(14)	Type of reporting person (see instructions) 00 - (2)
(1)	The securities beneficially owned by the Estate of Craig H. Neilsen (the “Estate”) were acquired as a result of the death of Craig H. Neilsen on November 19, 2006. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.

(2)	The Reporting Person is an estate to which the securities reported herein passed upon the death of Craig H. Neilsen.

SCHEDULE 13D/A

CUSIP No. 3070Q101	Page 3 of 7 Pages

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ray H. Neilsen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (3)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 204,169 (4)
	(8)	Shared voting power 31,528,400 (5)
	(9)	Sole dispositive power 204,169 (4)
	(10)	Shared dispositive power 31,528,400 (5)
(11)	Aggregate amount beneficially owned by each reporting person 31,732,569
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 54.5%
(14)	Type of reporting person (see instructions) IN

(3)	Ray H. Neilsen is a co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.

(4)	Includes 130,963 shares subject to options exercisable within 60 days. These options have been granted pursuant to standard Company option plans.

(5)	Includes 31,528,400 shares held by the Estate.

SCHEDULE 13D/A

CUSIP No. 3070Q101	Page 4 of 7 Pages

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gordon R. Kanofsky
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO (6)
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 60,500 (7)
	(8)	Shared voting power 31,984,084 (8)
	(9)	Sole dispositive power 60,500 (7)
	(10)	Shared dispositive power 31,984,084 (8)
(11)	Aggregate amount beneficially owned by each reporting person 32,044,584
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 55.0%
(14)	Type of reporting person (see instructions) IN

(6)	Gordon R. Kanofsky is a co-personal representative and co-executor of the Estate. The securities beneficially owned by the Estate were acquired as a result of the death of Craig H. Neilsen. The securities were acquired by the Estate by operation of law upon Craig H. Neilsen’s death. Therefore, this item is not applicable.

(7)	Consists of 60,500 shares that may become distributable to Mr. Kanofsky within 60 days under certain circumstances with respect of vested restricted stock units. These restricted stock units have been granted pursuant to standard Company compensation plans.

(8)	Includes 31,528,400 shares held by the Estate. Also includes 64,381 shares held by the Kanofsky Family Trust Dated January 27, 1998 (the “Kanofsky Trust”), of which Mr. Kanofsky and his spouse are co-trustees, and 391,303 shares subject to options which are exercisable within 60 days, which options are also held by the Kanofsky Trust. These options have been granted pursuant to standard Company option plans.

SCHEDULE 13D/A

CUSIP No. 3070Q101	Page 5 of 7 Pages

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on October 22, 2007, Amendment No. 2 thereto, filed with the SEC on June 2, 2008, and Amendment No. 3 thereto, filed with the SEC on March 1, 2011 (together, the “Schedule 13D”), by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ameristar Casinos, Inc., a Nevada corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to include the following information:

On March 25, 2011, the Co-Representatives, on behalf of the Estate, entered into a Stock Purchase Agreement with the Company (the “Stock Purchase Agreement”), which constitutes the definitive agreement with respect to the Repurchase Transaction contemplated by the previously disclosed Letter Agreement. The Stock Purchase Agreement also includes, among other things, provisions relating to registration rights of the Estate, including the Estate’s beneficiaries, with respect to all shares of Common Stock held by the Estate as of March 25, 2011. The registration rights survive any termination of the Stock Purchase Agreement. The foregoing summary of the Stock Purchase Agreement is qualified by reference to the actual text of the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is referenced as Exhibit 3 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

3	Stock Purchase Agreement, dated March 25, 2011, by and between the Estate of Craig H. Neilsen and Ameristar Casinos, Inc. (incorporated by reference to Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed by Ameristar Casinos, Inc. with the SEC on March 28, 2011)

SCHEDULE 13D/A

CUSIP No. 3070Q101	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2011

ESTATE OF CRAIG H. NEILSEN

By:	/s/ RAY H. NEILSEN
Name:	Ray H. Neilsen
Title:	Co-Personal Representative

By:	/s/ GORDON R. KANOFSKY
Name:	Gordon R. Kanofsky
Title:	Co-Personal Representative

/s/ RAY H. NEILSEN
RAY H. NEILSEN

/s/ GORDON R. KANOFSKY
GORDON R. KANOFSKY

SCHEDULE 13D/A

CUSIP No. 3070Q101	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of December 15, 2006, by and among the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on December 15, 2006).

2	Letter Agreement, dated February 27, 2011, by and between the Estate of Craig H. Neilsen and Ameristar Casinos, Inc. (incorporated by reference to Exhibit 2 to Amendment No. 3 to Schedule 13D filed by the Estate of Craig H. Neilsen, Ray H. Neilsen and Gordon R. Kanofsky with the SEC on March 1, 2011).

3	Stock Purchase Agreement, dated March 25, 2011, by and between the Estate of Craig H. Neilsen and Ameristar Casinos, Inc. (incorporated by reference to Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed by Ameristar Casinos, Inc. with the SEC on March 28, 2011)